July 21, 2009

William C. L. Friar
Senior Financial Analyst
US Securities and Exchange Commission
Washington DC, 20549

Via EDGAR (Correspondence)

Dear Mr. Friar,

With regard to your comment letter dated June 24, 2009, we filed correspondence via EDGAR on June 26, 2009, indicating that we planned on providing our response to the Commission on or before July 22, 2009. At this point, we realize that in order to provide a complete and accurate response, additional time beyond this time period is needed. Given the time of the year, we are in the midst of our quarter end work, including adoption of the new FSP’s issued in April 2009 and preparation of our 10-Q filing. Additionally, we would like to have the response reviewed prior to submission by several outside parties, including our accountants and counsel. Accordingly, and as I discussed with Mr. Lyon, we now plan on providing our response to the Commission on or before August 12, 2009.

Please note that we are not operating under directives from our primary regulator, including memorandums of understanding. Additionally, during the June quarter, there have been no adverse changes in our assumptions supporting our past impairment charges and no additional impairment charges have been recorded. Further, there have been no material events in the June quarter that would adversely affect our financial condition.

Please contact me at 908-719-4308 or Mary Russell, Comptroller at 908-719-4309, if you have any questions.

Sincerely,

/s/ Jeffrey J. Carfora

Jeffrey J. Carfora
EVP and Chief Financial Officer